SAGE GROUP LIMITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2004



GROUP BALANCE SHEET

R millions	Note	30 June 2004 Unaudited	30 June 2003 Unaudited	31 Dec 2003 Audited
ASSETS				
Non-current assets		7 488,8	7 051,0	7 511,4
Tangible assets		20,4	21,2	19,1
Intangible assets		66,6	69,0	65,2
Financial assets		13,5	17,4	15,4
Investments of the life assurance subsidiaries		7 388,3	6 943,4	7 411,7
Current assets		599,2	801,1	652,5
Total assets		8 088,0	7 852,1	8 163,9
EQUITY AND LIABILITIES				
Ordinary shareholders' interest	1	65,1	96,1	123,9
Non-current liabilities		455,4	406,4	379,2
Equity linked notes	2	443,3	406,4	360,3
Deferred taxation		12,1	-	8,9
Other		-	-	10,0
Policyholder liabilities		6 941,5	6 810,3	7 119,7
Insurance contract liabilities		4 229,4	3 890,6	4 262,8
Investment contract liabilities		2 665,1	2 898,3	2 823,0
Deferred taxation		47,0	21,4	33,9
Current liabilities		606,0	539,3	541,1
Short-term borrowings	3	103,1	164,4	55,1
Derivative liabilities	4	121,3	12,7	102,9
Other		381,6	362,2	383,1
Total equity and liabilities		8 088,0	7 852,1	8 163,9

SUMMARISED GROUP INCOME STATEMENT

R millions	Note	6 months ended 30 June 2004 Unaudited	6 months ended 30 June 2003 Unaudited	Year ended 31 Dec 2003 Audited
Sage Life Limited operating surplus/(deficit)		41,5	(44,5)	(19,3)
Abnormal charge – Pension fund provision		(13,4)	-	-
		28,1	(44,5)	(19,3)
Attributable to Sage Life Limited shareholder's funds:				
Net earnings	8	80,7	54,1	117,3
Other operating income	9	4,6	11,4	33,1
Attributable earnings from operations, after taxation		113,4	21,0	131,1
Other activities	10	(6,8)	(10,0)	(1,6)
Financing activities	11	(145,4)	35,0	(54,9)
Total attributable (loss)/earnings		(38,8)	46,0	74,6
Reconciliation of attributable (loss)/earnings to headline (loss)/earnings:				
Total attributable (loss)/earnings		(38,8)	46,0	74,6
Capital items		0,8	0,6	(13,4)
Headline (loss)/earnings		(38,0)	46,6	61,2
Weighted average number of ordinary shares in issue (millions)*		362,3	157,1	260,0
Total number of ordinary shares in issue (millions)*		362,3	362,3	362,3
*excluding 4,6 million treasury shares				
Total attributable (loss)/earnings per ordinary share (cents)		(10,7)	29,3	28,7
Headline (loss)/earnings per ordinary share (cents)		(10,6)	29,8	23,5

GROUP STATEMENT OF CHANGES IN EQUITY

R millions	6 months ended 30 June 2004 Unaudited	6 months ended 30 June 2003 Unaudited	Year ended 31 Dec 2003 Audited
Balance at beginning of period	123,9	(249,2)	(249,2)
AC133 transitional adjustment	-	(23,2)	(23,2)
Consolidation of the share incentive schemes	-	(10,3)	(10,4)
(Loss)/earnings attributable to ordinary shareholders	(38,8)	46,0	74,6
Ordinary shares issued	-	350,0	350,0
Share issue expenses	-	(17,2)	(17,9)
Balance at end of period	85,1	96,1	123,9

SUMMARISED CASH FLOW STATEMENT

R millions	6 months ended 30 June 2004 Unaudited	6 months ended 30 June 2003 Unaudited	Year ended 31 Dec 2003 Audited
Cash inflow/(outflow) from operating activities	52,4	(6,2)	(48,0)
Cash (outflow)/inflow from investing activities	(202,4)	135,3	80,6
Cash inflow/(outflow) from financing activities	38,7	(17,9)	(21,9)
Net (decrease)/increase in cash and cash equivalents	(111,3)	111,2	10,7
Cash and cash equivalents at beginning of period	321,7	311,0	311,0
Adjustment for cash in discontinued operations at beginning of period	-	(91,2)	-
Cash and cash equivalents at end of period	210,4	331,0	321,7
Policyholders	160,2	296,6	260,0
Shareholders (in subsidiaries)	50,2	34,4	61,7
	210,4	331,0	321,7

SEGMENTAL ANALYSIS

R millions	30 June 2004 Unaudited	30 June 2003 Unaudited	31 Dec 2003 Audited
ASSETS			
Life insurance	7 903,6	7 443,4	8 008,2
Unit trusts	16,6	29,2	25,4
Group and other activities	167,8	379,5	130,3
	8 088,0	7 852,1	8 163,9
LIABILITIES			
Life insurance	7 308,6	7 092,3	7 484,5
Unit trusts	6,7	10,8	16,2
Group and other activities	687,6	652,9	539,3
	8 002,9	7 756,0	8 040,0

R millions	6 months ended 30 June 2004 Unaudited	6 months ended 30 June 2003 Unaudited	Year ended 31 Dec 2003 Audited
HEADLINE EARNINGS			
Life insurance	108,8	10,9	83,5
Unit trusts	3,3	8,1	25,3
Group and other activities	(150,1)	27,8	(47,6)
	(38,0)	46,8	61,2
FUND INFLOWS			
Life insurance	729,3	695,9	1 418,7
Unit trusts	189,6	93,5	238,1
Other	3,4	4,1	8,1
	922,3	793,6	1 664,9
FUND OUTFLOWS			
Life insurance	(774,2)	(602,3)	(1 431,4)
Unit trusts	(162,6)	(215,1)	(371,1)
Other	(1,4)	(0,2)	(0,8)
	(938,2)	(817,6)	(1 803,3)
NET FUND FLOWS			
Life insurance	(44,9)	93,6	(12,7)
Unit trusts	27,0	(121,6)	(133,0)
Other	2,0	4,0	7,3
	(15,9)	(24,0)	(138,4)

NOTES TO THE GROUP FINANCIAL STATEMENTS

R millions	30 June 2004 Unaudited	30 June 2003 Unaudited	31 Dec 2003 Audited
1 RECONCILIATION BETWEEN ORDINARY SHAREHOLDERS' INTEREST IN SAGE LIFE LIMITED AND SAGE GROUP LIMITED			
Shareholder's funds – Sage Life Limited	840,1	680,7	726,7
Adjustment to fair values of Sage Life subsidiaries	(82,5)	(148,0)	(82,5)
Shareholder's funds of Sage Life Limited at net asset value	757,6	532,7	644,2
Equity linked notes (gross)	(467,3)	(439,4)	(385,0)
Other interest bearing liabilities	(79,1)	(131,4)	(40,4)
Goodwill	13,1	14,8	13,9
Tangible and intangible assets	0,3	26,1	4,0
Financial assets	0,3	-	-
Intercompany loan	(130,0)	(66,0)	(75,0)
Net working capital items	(9,8)	159,3	(37,8)
Shareholders' interest – Sage Group Limited	65,1	96,1	123,9

2 EQUITY LINKED NOTES

US$48,3 million (June 2003: US$55,3 million) 6% unsecured equity linked notes redeemable 31 July 2005, stated at fair value of US$75,2 million (June 2003: US$59,0 million). The foreign liability has been hedged to the extent of US$57,5 million by means of a forward exchange contract at a forward rate of R8,32/US$.

	30 June 2004	30 June 2003	31 Dec 2003
Opening balance	385,0	558,4	558,4
Effect of AC133 transitional adjustment on equity linked note	-	12,3	12,3
Repurchases	-	(59,7)	(116,4)
Fair value adjustment	101,8	8,1	46,9
Foreign exchange adjustment	(19,5)	(79,7)	(116,2)
Closing balance	467,3	439,4	385,0
Less: Current portion of the liability included in short-term borrowings	(24,0)	(33,0)	(24,7)
	443,3	406,4	360,3

	30 June 2004	30 June 2003	31 Dec 2003
3 SHORT-TERM BORROWINGS			
Interest bearing borrowings			
Redeemable preference shares issued by subsidiary	10,0	10,0	-
Bank borrowings	69,1	115,4	24,4
Other borrowings	-	6,0	6,0
	79,1	131,4	30,4
Current portion of equity linked note liability (Note 2)	24,0	33,0	24,7
	103,1	164,4	55,1

Bank facilities totalling R71,2 million, of which R69,1 million has been utilised, are secured by means of a pledge of 22,7% of the ordinary shares in Sage Life Limited.

	30 June 2004	30 June 2003	31 Dec 2003
4 DERIVATIVE LIABILITIES			
Forward exchange contract in respect of the equity linked note	121,3	12,7	80,1
Equity derivative hedge in respect of ABSA shares held in Sage Life Limited's shareholder's funds	-	-	22,8
	121,3	12,7	102,9
5 DEBT AT SAGE GROUP LEVEL			
Equity linked notes	467,3	439,4	385,0
Other interest bearing liabilities	79,1	131,4	40,4
Intercompany loan	130,0	66,0	75,0
Rights offer proceeds	-	(219,6)	-
	676,4	417,2	500,4
6 TOTAL ASSETS UNDER MANAGEMENT			
Sage Life Limited assets	8 168,0	7 774,0	8 215,9
Reversal of revaluation adjustments	(82,5)	(148,0)	(82,5)
Other Group assets	2,5	226,1	30,5
	8 088,0	7 852,1	8 163,9
Unit Trusts' third party assets	2 427,8	2 141,2	2 402,6
	10 515,8	9 993,3	10 566,5

7 CONTINGENT LIABILITIES

7.1 In respect of any further deficit (after providing for the anticipated deficit of R13,4 million) arising from the possible adoption of prescribed minimum benefits relating to the Sage Life defined benefit pension fund: R7,6 million.

7.2 In respect of disputed assessments raised by SARS, including interest: R23,2 million.

R millions	6 months ended 30 June 2004 Unaudited	6 months ended 30 June 2003 Unaudited	Year ended 31 Dec 2003 Audited
8 NET EARNINGS			
Investment income	17,8	10,6	27,3
Realised and unrealised net surpluses on financial assets	71,6	50,0	109,6
Adjustments to fair value of subsidiaries	-	(15,0)	(67,8)
Taxation	(4,8)	(4,1)	(8,0)
Other	(3,9)	(2,4)	(11,6)
	80,7	39,1	49,5
Reversal of adjustments to fair value of subsidiaries	-	15,0	67,8
	80,7	54,1	117,3
9 OTHER OPERATING INCOME			
Earnings of unlisted subsidiaries			
– Sage Unit Trusts	3,3	8,1	25,0
– Sage Specialised Insurances	1,3	3,3	8,1
	4,6	11,4	33,1
10 OTHER ACTIVITIES			
Net expenses	(3,4)	(0,7)	(12,3)
Goodwill amortisation	(0,8)	(0,8)	(1,7)
Taxation at Group level	(2,6)	(8,5)	(2,7)
Discontinued international operations	-	-	15,1
	(6,8)	(10,0)	(1,6)
11 FINANCING ACTIVITIES			
Equity linked notes	(137,2)	53,2	(31,9)
– Interest paid	(13,7)	(20,3)	(34,4)
– Fair value adjustment (AC133)	(101,8)	(8,1)	(46,9)
– Unrealised loss on forward exchange contract	(41,2)	(12,7)	(80,1)
– Foreign exchange adjustment	19,5	79,7	116,2
– Profit on repurchases	-	14,6	13,3
Redeemable preference share dividends	(0,4)	(2,4)	(2,8)
Interest on bank and other short-term borrowings	(2,1)	(10,6)	(11,3)
Interest paid to Sage Life Limited	(5,7)	(5,2)	(8,9)
	(145,4)	35,0	(54,9)

12 COMPARATIVE FIGURES

The following adjustments have been made to comparative figures:

12.1 The June 2003 figures have been adjusted to reflect the consolidation of the share incentive schemes, which were consolidated from December 2003 with retrospective effect.

The effects of this adjustment on the June 2003 figures are as follows:

	Currently reported	Previously reported
Total number of shares in issue (millions)	362,3	367,1
Weighted average number of ordinary shares (millions)	157,1	161,1
Compulsorily convertible debentures in issue	-	2,0
Total attributable earnings per ordinary share (cents)	29,3	29,0
Headline earnings per ordinary share (cents)	29,8	28,5

12.2 The transitional adjustment upon the adoption of AC133 has been adjusted to reflect the final transitional adjustment as reported at 31 December 2003.

	Currently reported	Previously reported
AC133 transitional adjustment to opening accumulated deficit	(23,2)	(44,8)

NEW BUSINESS

	6 months ended 30 June 2004 Unaudited	6 months ended 30 June 2003 Unaudited	Year ended 31 Dec 2003 Audited
LIFE INSURANCE PREMIUMS (GROSS)			
Individual	259,8	222,5	490,1
Annualised recurring	116,0	109,5	237,4
Single	143,8	113,0	252,7
Employee benefits	45,0	59,7	88,7
Annualised recurring	28,7	42,6	64,2
Single	16,3	17,1	24,5
Total Life new business	304,8	282,2	578,8
UNIT TRUST SALES			
External	189,6	93,4	238,1
Internal	836,1	1 566,5	3 362,7
	1 025,7	1 659,9	3 600,8

SHAREHOLDER'S FUNDS ANALYSIS SAGE LIFE LIMITED

	30 June 2004 Unaudited	30 June 2003 Unaudited	31 Dec 2003 Audited
Listed investments – ABSA	476,9	454,3	440,7
Other investments			
– Unlisted subsidiaries	108,6	168,3	104,0
Net asset value	26,1	20,3	21,5
Revaluation adjustments	82,5	148,0	82,5
– Properties	37,5	77,3	81,0
– Other interest bearing investments	137,2	74,4	82,2
Current and other assets	60,3	18,9	42,8
Taxation and amount due from/(to) policyholders	19,6	(112,5)	(24,0)
	840,1	680,7	726,7
Capital adequacy requirements (CAR)	337,1	442,8	336,2
Shareholder's funds as a percentage of:			
– Policyholder liabilities (%)	12,1	10,0	10,2
– Non-market related liabilities	27,6	23,1	22,9

EMBEDDED VALUE SAGE LIFE LIMITED

R millions	6 months ended 30 June 2004 Unaudited	6 months ended 30 June 2003 Unaudited	Year ended 31 Dec 2003 Audited
Shareholder's funds	819,1	680,7	702,8
Excess of assets over liabilities	840,1	680,7	726,7
Value of future corporate expenses	(21,0)	-	(23,9)
Net value of life insurance business in force	599,2	617,9	639,1
Value of life insurance business in force	624,0	633,3	660,0
Cost of capital	(24,8)	(15,4)	(20,9)
Embedded value	1 418,3	1 298,6	1 341,9
EMBEDDED VALUE EARNINGS			
Embedded value at end of period	1 418,3	1 298,6	1 341,9
Embedded value at beginning of period	1 341,9	1 331,8	1 331,8
Embedded value earnings	76,4	(33,2)	10,1
COMPONENTS OF EMBEDDED VALUE EARNINGS			
New business	3,1	16,7	16,7
Earnings from existing business	28,0	(154,0)	(108,7)
– Expected return	37,6	42,9	89,3
– Operating experience variations	21,8	(142,4)	(90,6)
Investment return	52,6	(94,8)	(16,0)
Gross	(46,7)	67,9	138,2
Capitalised changes	99,3	(162,7)	(154,2)
Pension fund provision	(13,4)	-	-
Expense overrun	(34,2)	-	(63,7)
Other	16,8	(47,6)	(10,9)
– Operating assumption changes	(31,4)	(54,5)	(107,4)
Investment return on shareholder's funds	85,2	50,5	74,3
Income	17,8	10,6	52,2
Capital gains	76,2	46,3	41,7
Taxation and expenses	(8,8)	(6,4)	(10,6)
Change in future corporate expenses	2,9	-	(23,9)
Change in shareholder's rate	(42,6)	53,6	51,7
Embedded value earnings	76,4	(33,2)	10,1
APE for embedded value purposes (excluding automatic increase premiums)	104,4	97,7	215,6
Embedded value of new business as a percentage of APE (new business/APE)	3,0	17,1	7,7
Principal actuarial assumptions	%	%	%
Risk discount rate	12,5	11,5	11,5
Pre-tax investment returns			
Equities	12,6	11,5	11,5
Properties	11,6	10,5	10,5
Fixed interest securities	10,5	9,5	9,5
Cash	8,5	7,5	7,5
Expense inflation	6,6	5,5	5,5

The expense overrun arose mainly from low new business volumes.

The operating experience variation (excluding investment return) of R12,9 million arose mainly from better mortality than that assumed.

The operating assumption changes of -R31,4 million include a provision in respect of anticipated future expense overruns.

Renewal expense assumptions used in the calculation of the embedded value have not been changed from December 2003, other than allowing for an inflationary increase. This will be reviewed at year-end taking account of the growth in business volumes and their relationship to expenses.

The future corporate expenses were determined assuming that there will be a reduction from the current year's expenses over the next five years.

EMBEDDED VALUE SAGE GROUP LIMITED

R millions	30 June 2004 Unaudited	30 June 2003 Unaudited	31 Dec 2003 Audited
Shareholders' funds	85,1	96,1	123,9
Value of future corporate expenses	(45,7)	(35,2)	(41,1)
Group	(24,7)	(35,2)	(17,2)
Sage Life	(21,0)	-	(23,9)
Adjustment for revaluation of unlisted subsidiaries	82,5	148,0	82,5
Net value of life insurance business in force	599,2	617,9	639,1
Group embedded value	721,1	826,8	804,4
GROUP EMBEDDED VALUE PER SHARE			
Shares in issue (millions)*	362,3	362,3	362,3
Group embedded value per share (cents)	199	228	222

* ordinary shares excluding treasury shares

BASIS OF PREPARATION OF THE RESULTS

The unaudited results of the Group for the six months ended 30 June 2004 have been prepared on a basis consistent with the audited annual financial statements at 31 December 2003. The determination of Sage Life Limited's operating surplus, embedded value, capital adequacy requirement and value of new business, reflect the Statutory Actuary's current estimate for interim reporting purposes. The accounting policies of the Group conform with South African Statements of Generally Accepted Accounting Practice. The interim report has been prepared in accordance with AC127: Interim Financial Reporting.





SAGE GROUP

SALIENT FEATURES

		6 months ended 30 June 2004 Unaudited	6 months ended 30 June 2003 Unaudited	Year ended 31 Dec 2003 Audited
EARNINGS				
Operational earnings	R million	113,4	21,0	131,1
Total (loss)/earnings	R million	(38,8)	46,0	74,6
Total (loss)/earnings per share	cents	(10,7)	29,3	28,7
Headline (loss)/earnings	R million	(38,0)	46,8	61,2
Headline (loss/earnings) per share	cents	(10,5)	29,8	23,5
Average number of shares in issue (excluding treasury shares)	million	362,3	157,1	260,0
EMBEDDED VALUES				
Sage Life embedded value	R million	1 416,3	1 298,6	1 341,9
Group embedded value	R million	721,1	826,8	804,4
Group embedded value per share	cents	199	228	222
Total number of shares in issue	million	362,3	362,3	362,3
FINANCING				
Financing activities at Group level(1)	R million	(145,4)	35,0	(54,9)
Debt at Group level	R million	676,4	417,2	500,4
OTHER FEATURES				
Total assets under management	R million	10 515,8	9 993,3	10 566,5
New business volumes(2)	R million	494,4	375,6	816,9
Life new business APE(3)	R million	160,6	165,0	329,3
Life new business embedded value	R million	3,1	16,7	16,7
Net fund flows	R million	(15,8)	(24,0)	(136,4)
FINANCIAL RATIOS				
Life new business embedded value margin(4)	%	3,0	17,1	7,7
CAR - Sage Life Limited	times	2,49	1,53	2,15

(1) Financing costs at Group level include the fair value adjustments in terms of AC133 and foreign exchange adjustments relating to the ELNs.
(2) New business volumes: total life new business plus external unit trust sales.
(3) APE: annual premium equivalent and is equal to new recurring premiums (including automatic increases) plus 10% of single premiums.
(4) Life new business embedded value margin: calculated using APE excluding automatic increase premiums.

- Positive operating trends, including new business results and policy discontinuances
- Operational earnings of R113,4 million, R92,4 million up on comparable period
- Headline loss of R38,0 million, reflecting impact of sharply higher financing costs
- Total assets under management R10,5 billion
- Sage Life capital adequacy ratio strengthens further to 2.5 times
- Group embedded value R721 million (199 cents per share)
- Launch of new retail brand and enhanced risk product range

COMMENTARY

OPERATING ENVIRONMENT

Despite a period of positive equity market performance over the last 12 months and improving domestic economic fundamentals, the life assurance and unit trust industries continue to operate in a somewhat challenging environment, where savings are not a high priority of the consumer. Regulatory issues, namely FAIS and FICA, continue to demand much time and resource from industry participants, but should have a beneficial longer term influence on the development of the protection, savings and investment industries.

STRATEGIC REVIEW

Significant progress has been made with the task, that began last year, of re-energizing and refocusing the Group's South African life insurance and unit trust operations and of developing a new vision to drive longer term strategy. This encompasses restructuring and expanding the leadership team, enhancing financial management and operational processes, addressing future capital needs, reviewing market segmentation, products and distribution structures, and rejuvenating the well established Sage brand. The "Sage Financial" brand, being the new retail umbrella brand for the Group, was presented to intermediaries early in August, together with a revised risk product range, and both were positively received.

Steps are being taken to address the capital and funding needs of the Group, arising from the Equity Linked Note (ELNs) liability, and an announcement in this regard will be made in the near future.

OPERATING RESULTS

New Business

Individual Life: Individual Life recurring premium new business was 5,9% up on the equivalent period last year, while single premiums were 27,3% up. Overall, individual new business Annual Premium Equivalent (APE – new recurring premiums plus 10% of single premiums) was up by 7,9% compared to the first 6 months last year. New business APE for the 3 months to end June was significantly up by 26,5%, compared to the 3 months to March. The improving trend has continued after June.

Employee Benefits (EB): Recurring premium new business was disappointing and down 32,6% on 2003, while single premium new business declined by 4,7%. Overall, EB new business was down by 31,6% on an APE basis. EB comprises less than 20% of total new business and business flows tend to be uneven.

Unit Trusts: Gross third party sales were R190 million for the six months to June, compared to R93 million for the same period to end June last year. Redemptions were significantly lower (R163 million vs R215 million), resulting in a net inflow of some R27 million, against an outflow of R122 million for the same period last year.

Expense Management

Given the ongoing development of the operating infrastructure which is vital to the future of the business, expenses of management have been well controlled and were 9,6% up on the previous year. This is before recognising a specific provision of R13,4 million in respect of the Sage Group Pension Fund, arising from a deficit in the Sage Life section of the Fund. Sales remuneration, in particular, has shown an improvement over last year, in relation to new business volumes. Management action on both sales remuneration and other management expenses should result in cost savings going forward. These are likely to be offset partially by the agreed spend totalling some R17 million on development and communication of the new brand. The growth in expenses is likely to reduce over the balance of the year.

Despite the control of expenses and the growth in new business, unit costs have remained higher than expected. As a result, the expense overrun of R34,2 million continues to be the major negative item in the overall operating results.

Policy Discontinuances and Alterations

Within Sage Life there has been a continued improvement in the trend of policy discontinuances through lapses and surrenders that began during the second half of last year. The number of policies lapsed during the review period decreased by 16,7% compared with the same period last year, while the number of policies surrendered decreased by 21,9%. Lapses and surrenders are now within actuarial assumptions.

In-force annualised premiums have increased to R1 036 million compared to R1 017 million at 31 December 2003 and R1 013 million at 30 June 2003.

The impact of surrenders and lapses on the operating result for the six months to June 2004 was a gain of R4 million as opposed to a loss of R19 million in the 12 months to December 2003.

Other changes to policy conditions, including premium updates, contributed R34,6 million to operating earnings.

Underwriting

Emerging profits from mortality and morbidity were in line with previous periods and contributed R32,3 million to operating earnings.

Investments

The investment management process continues to deliver satisfactory relative and absolute performance levels for the various investment portfolios.

Sage Life's money weighted average fund investment returns for the rolling twelve months to June 2004, compared to the twelve months to 31 December 2003, were as follows:

- Individual domestic portfolios: 16,3% (18,8% in 2003)
- Individual foreign portfolios: -1,6% (-1,2% in 2003)
- Employee Benefits linked portfolios: 18,6% (19,3% in 2003)

Performance of the Group's retail unit trusts for the 12 months to 30 June 2004 reflects satisfactory absolute performance in most funds compared to their benchmarks and particularly strong performance by Sage Financial Services Fund and Sage Global Fund which led their sectors for the period.

Investment results, overall, contributed R34,2 million to operating earnings.

In addition shareholders' funds benefited directly from the continued positive performance of the holding in ABSA Group Limited. Investment returns, net of tax and expenses totalled R80,7 million in the shareholders' fund. Subsidiary operations, including Sage Unit Trusts, contributed a further R4,6 million net of tax.

FINANCIAL RESULTS

Attributable earnings from operations amounted to R113,4 million compared to R21,0 million for the six months ended June 2003 and R131,1 million for the 12 months ended December 2003. This was after a R28,1 million new business financing strain, and a R1,3 million increase in the reserve for policy guarantees.

Attributable earnings at the operating level have been more than offset by the Group financing costs of R145,4 million compared to R54,9 million at June 2003 and a net gain of R35 million at December 2003. Of this amount, R137,2 million was attributable to the ELNs and the associated USD forward exchange contract (FEC). This has resulted in an attributable loss for the review period of R38,8 million compared to attributable earnings of R46,8 million for the six months to June 2003 and R74,6 million for the twelve months to December 2003. The total loss per share amounted to 10,7 cents compared to earnings of 29,3 cents in the comparable six months and 28,7 cents for the 12 months to December 2003.

Sage Life's capital adequacy requirement at 30 June 2004 was R337,1 million and the capital adequacy multiple has increased to 2,49 compared to 2,15 at December 2003 and 1,5 at June 2003.

No dividend has been declared at the interim stage or is anticipated for the balance of the financial year.

EQUITY LINKED NOTES

The Group's financing activities relate mainly to the ELNs due for redemption in July 2005 at a value linked to the dollar price of ABSA Group Limited shares. US$57,5 million of the total ELN liability, amounting to US$75,2 million as at 30 June, has been hedged against the movement in the rand/dollar exchange rate. Total financing costs are therefore impacted by a combination of interest charges, currency movements and movements in the fair value of the ELNs as per AC133.

The fair value of the ELNs increased by R82,3 million to R467,3 million over the period.

Since 30 June, the Group has been notified of the redemption of US$6.5 million of ELNs in terms of the early redemption option available to noteholders. Discussions are currently under way with certain major shareholders to ensure that the necessary facilities are in place to fund further redemptions.

The Group has also taken steps to limit its future exposure to volatility in the rand/dollar exchange rate by way of a further currency hedge against part of the existing FEC.

EMBEDDED VALUE STATEMENTS

Sage Life

Sage Life's embedded value at 30 June 2004 was R1 416,3 million, a 5,7% increase since 31 December 2003. Net shareholder's funds increased by 16,5% to R819,1 million, while the present value of future profits from business already written by the life insurance operations, net of cost of capital, ("Life PVFP"), decreased from R839,1 million to R599,2 million. This was due, *inter alia*, to the higher interest rate assumption and the lack of significant growth in new business volumes.

The margin on Sage Life's new business reduced from 7,7% as at December 2003 to 3,0% for the reporting period, reflecting the pressure on new business unit costs and a change in the business mix.

Sage Group

The Group's embedded value at 30 June 2004 amounted to R721,1 million, equivalent to 199 cents per share. This measures the current value of the Group's net assets at fair value, adjusted for corporate expenses, together with the Life PVFP, and shows a reduction from the 222 cents per share as at December 2003 due to the R38,8 million loss reported at Group level and the reduction in the Life PVFP.

OUTLOOK

Performance over the balance of the year will depend on a number of key factors, including the value of the rand against the USD, the performance of local and international investment markets and a continuation of the improving trend in retail new business within Sage Financial. It will also be important to reach finality on the refinancing of the ELNs. Notwithstanding these significant issues, we believe the Group is positioned to deliver satisfactory operating performance over the balance of the year.

DC Cronjé	G Griffin
Chairman	Group Chief Executive

7 September 2004

Directors
Dr DC Cronjé (Chairman) G Griffin+ (Group Chief Executive)
Dr MP Adonisi JP Davies+ Dr BM Ilsley L Kaplan+ BA Myerson'
JA Treger' HL Shill AF van Biljon CL van Wyk Adv T van Wyk FJ Visser
('British) (+Executive)

Secretary
CS Cant' ('British)

Registered Office
Sage Group Limited ("the Group")
11th Floor Sage Centre 10 Fraser Street Johannesburg 2001
PO Box 7755 Johannesburg 2000
Registration number 1970/010541/06
Share code SGG ISIN ZAE000006623

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
2nd Floor Edura House 41 Fox Street Johannesburg 2001
PO Box 61051 Marshalltown 2107

Sponsor
Grant Thornton Corporate Finance (Proprietary) Limited
137 Daisy Street corner Grayston Drive Sandown 2196
Private Bag X28 Benmore 2010

www.sage.co.za